Exhibit 2.2
COOPERATION AGREEMENT
     This Cooperation Agreement (this “Agreement”), dated as of April 18, 2008, is made by and among DTV HSP Merger Sub, Inc., a Delaware corporation (“Merger Sub”), 180 Connect Inc., a Delaware corporation (the “Company”), and UniTek USA, LLC, a Delaware limited liability company (“UniTek”).
RECITALS
     WHEREAS, the Company, Merger Sub and DirecTV Enterprises, LLC, a Delaware limited liability company and the parent of Merger Sub (“Purchaser”), are parties to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub has agreed to merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Purchaser;
     WHEREAS, the Company has been advised by Merger Sub that Merger Sub and UniTek, are parties to that certain Asset Purchase and Exchange Agreement, dated as of the date hereof (as amended from time to time, the “Purchase Agreement”), pursuant to which UniTek and Merger Sub have agreed to sell, purchase and exchange certain assets and liabilities following the closing of the transactions contemplated by the Merger Agreement; and
     WHEREAS, Merger Sub and UniTek desire that the Company cooperate with and provide certain assistance to Merger Sub and UniTek in connection with the transactions contemplated by the Purchase Agreement, and the Company is willing to so cooperate and provide such assistance in exchange for the consideration described below and upon the terms and subject to the conditions set forth herein.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, Merger Sub, UniTek and the Company hereby agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.1 Certain Definitions.
     For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:
     “180 Connect Business” means, individually or together, the 180 Connect Cable Business and the 180 Connect Satellite Business.
     “180 Connect Cable Business” means the business engaged in by the Company and/or its Subsidiaries exclusively with respect to the provision of cable services to residential and commercial subscribers as conducted on the date of this Agreement and as of the closing date under the Purchase Agreement.
     “180 Connect Satellite Business” means the business engaged in by the Company and/or its Subsidiaries involving or with respect to the provision of satellite services to residential and commercial subscribers by the Company and/or its Subsidiaries primarily out of those office locations set forth on Schedule 1.1 attached hereto, as conducted on the date of this Agreement and as of the closing date under the Purchase Agreement.
     Section 1.2 Other Defined Terms.
     Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
ARTICLE II
COVENANTS
     Section 2.1 Access to Information. At the request of Merger Sub or UniTek, the Company shall, and shall cause each of its Subsidiaries to, afford to UniTek and its officers, employees, counsel, financial advisors and other representatives prompt, reasonable access during normal business hours to all of the Company’s and its Subsidiaries’ properties, books, contracts, commitments, personnel and records to the extent related to or used in the 180 Connect Business and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish as promptly as practicable to UniTek such information concerning the businesses, properties, financial condition, operations and personnel related to or used in the 180 Connect Business as Merger Sub or UniTek may from time to time reasonably request; provided that the Company may restrict the foregoing access to the extent that any Legal Requirement applicable to the Company or its Subsidiaries requires that the Company or its Subsidiaries restrict access to any properties, personnel or information; and provided further, that the Company may restrict the foregoing access to the extent necessary to prevent unreasonable interference with the ongoing operations of the Company. UniTek agrees to reimburse the Company for any reasonable out-of-pocket expenses incurred by the Company in connection with the foregoing upon delivery by the Company to UniTek of receipts or invoices therefor.
     Section 2.2 Consents. Subject to the terms and conditions of Section 2.1, at the request of Merger Sub or UniTek, the Company shall, and shall cause its Subsidiaries to, provide information and access to and introduce and coordinate contacts for Merger Sub and UniTek, and participate in any discussions with Merger Sub, UniTek and any third parties, in connection with Merger Sub’s and UniTek’s efforts to obtain any consent, waiver, approval, Permit, authorization, filing or notification necessary in connection with the transactions contemplated by the Purchase Agreement. Notwithstanding the foregoing, in no event shall the Company be obligated to pay any fees in connection with the foregoing and Merger Sub and UniTek hereby agree and acknowledge that the Company’s compliance with the foregoing shall in no way guarantee that any consent, waiver, approval, Permit, authorization or filing shall be obtained or approved on terms acceptable to Merger Sub or UniTek, if at all.
     Section 2.3 Publicity. At the request of Merger Sub or UniTek, the Company shall, and shall cause each of its Subsidiaries and Affiliates to, include in any press release or any public announcement concerning the Merger Agreement or the transactions contemplated thereby language stating that UniTek, and not the Purchaser or Merger Sub, is acquiring the 180 Connect Business.

          Section 2.4 Cooperation with UniTek Financing. Subject to the terms and conditions of Section 2.1, at the request of Merger Sub or UniTek the Company shall (a) provide to UniTek data and information (in the forms then-maintained by the Company) in connection with UniTek’s modification of its existing senior credit facilities, or any new or additional financing desired by UniTek to be undertaken, in connection with the transactions contemplated by the Purchase Agreement and (b) respond on a timely basis to reasonable inquiries relating to such data and information in connection therewith.
          Section 2.5 Notification of Certain Actions and Proceedings; Monthly Financial Statements. The parties hereto agree that Merger Sub may provide to UniTek (a) copies of the Proxy Statement, any related proxy materials or any amendment or supplement thereto, prepared pursuant to Section 5.2 of the Merger Agreement and delivered to Merger Sub or Purchaser, (b) copies of all written documentation, including Actions, Merger Sub or Purchaser receives from the Company pursuant to Sections 5.11 or 5.12 of the Merger Agreement, and (c) the monthly financial statements provided by the Company to Purchaser pursuant to Section 5.13 of the Merger Agreement.
          Section 2.6 Consideration; Payment. In consideration of the covenants and agreements set forth herein, UniTek shall pay to the Company, on or before April 25, 2008, the sum of One Thousand Dollars (US$1,000), by wire transfer of immediately available funds into the account set forth on Exhibit A attached hereto.
          Section 2.7 Coordination. To the extent reasonably practicable, Merger Sub and UniTek shall coordinate any of their respective requests under this Agreement and the Merger Agreement.
ARTICLE III
TERMINATION
          Section 3.1 Termination. Prior to the Effective Time, this Agreement will automatically be terminated and cease to have any force or effect on the earlier of (a) the date on which the Company is notified by Merger Sub or UniTek that the Purchase Agreement has been terminated for any reason, or (b) the termination of the Merger Agreement for any reason.
ARTICLE IV
MISCELLANEOUS
          Section 4.1 Specific Performance. The obligations of the Company under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. The Company agrees that if it contests any such application for relief applied for by Merger Sub or UniTek that the Company, and not Merger Sub or UniTek, shall have the burden of proof that its breach of this Agreement has not caused or will not cause irreparable harm to Merger Sub or UniTek, as applicable, and that neither Merger Sub or UniTek have other adequate remedies at law. The foregoing remedies shall be cumulative and not exclusive and shall be in addition to any other remedies which Merger Sub or UniTek may have under this Agreement or otherwise.

          Section 4.2 Entire Agreement; Conflicts. This Agreement constitutes the entire agreement of the parties hereto and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein. The parties hereto acknowledge and agree that a breach of any provision of this Agreement by the Company shall not constitute a breach under the Merger Agreement.
          Section 4.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile, upon confirmation of receipt:

If to Merger Sub:	DirecTV, Inc.
1211 Avenue of the Americas
New York, NY 10036
Attention: J. William Little
Telecopier: 212-462-5083

With a copy (which shall not	O’Melveny & Myers LLP
constitute notice) to:	400 South Hope St.
Los Angeles, CA 90071
Attention: John A. Laco, Esq. and Christine Tam, Esq.
Telecopier: 213-430-6407

If to the Company:	180 Connect Inc.
6501 East Belleview Ave.
Suite 500
Englewood, CO 80111
Attention: Peter Giacalone
Telecopier: 888-628-7909

With a copy (which shall not	McDermott, Will & Emery, LLP
constitute notice) to:	340 Madison Ave.
New York, NY 10173
Attention: Mark S. Selinger, Esq.
Telecopier: 212-547-5444

If to UniTek:	UniTek USA, LLC
Gwynedd Hall
1777 Sentry Parkway West, Suite 302
Blue Bell, Pennsylvania 19422
Attention: Scott Hisey
Facsimile: (267) 464-1733

With a copy (which shall not	Weil, Gotshal & Manges LLP
constitute notice) to:	200 Crescent Court, Suite 300
Dallas, Texas 75201-6950
Attention: S. Scott Parel
Facsimile: (214) 746-7777
          Section 4.4 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, to any other Person without the express prior written consent of the other party hereto; provided that Merger Sub may assign its rights under this Agreement to another Subsidiary or Affiliate of Purchaser and UniTek may assign its rights under this Agreement to a Subsidiary or Affiliate of UniTek (so long as UniTek has also made an assignment of its rights under the Purchase Agreement to such Subsidiary or Affiliate). Any such assignment or transfer made without the prior written consent of the other party hereto shall be null and void.
          Section 4.5 No Third Party Rights. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any Persons other than the parties and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party hereto, nor shall any provisions give any third Persons any right or subrogation over or action against any party.
          Section 4.6 Confidentiality. Any and all information provided to UniTek by the Company pursuant to this Agreement shall be subject in all respects to the provisions of the Amended and Restated Confidentiality Agreement between the Company and UniTek dated as of February 29, 2008.
          Section 4.7 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the conflicts of law provisions thereof. Each of the parties hereto irrevocably and unconditionally agrees to be subject to, and hereby consents and submits to, the jurisdiction of federal and state courts in the State of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any of the transactions contemplated hereby
          Section 4.8 Severability. If any provision or any part of any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. However, unless such stricken provision goes to the essence of the consideration bargained for by a party, the remaining provisions of this Agreement shall continue in full force and effect and, to the extent required, shall be modified to preserve their validity. Upon such determination that any term or other provision or any part of any provision is void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

          Section 4.9 Headings. The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and do not form a part of this Agreement and do not in any way modify, interpret or construe the intentions of the parties.
          Section 4.10 Amendments; Waivers. This Agreement may only be amended pursuant to a written agreement executed by each of the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No waiver of any term or provision of this Agreement shall be construed as a further or continuing waiver of such term or provision or any other term or provision.
          Section 4.11 Counterparts. To facilitate execution, this Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives.

DTV HSP MERGER SUB, INC.

By:	/s/ J. William Little

Name: J. William Little
Title: Senior Vice President

180 CONNECT INC.

By:	/s/ Peter Giacalone

Name: Peter Giacalone
Title: Chief Executive Officer

UNITEK USA, LLC

By:	/s/ Peter S. Brodsky

Name: Peter S. Brodsky
Title: Authorized Signatory
[Signature Page to Cooperation Agreement]

SCHEDULE 1.1
1.	6532 West Flint, Suite 2 Chandler, AZ 85226

2.	11226 N. 23rd Avenue Suite 102, Phoenix, AZ 85029

3.	618 W Flores, Tucson, AZ 85705

4.	1103 E. 21st Street, Unit A, Yuma AZ 85365

5.	635 Cannery Street, Unit F, Townsend, DE 19734

6.	1719 N Rock Road, Suites 101 & 103, Wichita, KS 67206

7.	3707-A SW, US 40 Hwy Eastbound, Blue Springs, MO 64015

8.	3955 W. Mesa Vista Ave., Suites A-11 & A-12, Las Vegas, NV 89118

9.	5303 Louie Lane, Units 14,15 and 16, Reno, NV 89511

10.	1047 Thomas Busch Memorial Highway, Pennsauken, NJ 08110

11.	22 South Commerce Way, Suite 1, Bethlehem, PA 18017

12.	435 Ivyland Road, Warminster, PA 18974